

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 22, 2015

Zhongbo Jia
Chief Executive Officer
JACC Studios Inc.
18124 Wedge Pkwy, Ste 1050
Reno, NV 8951

>   **Re: JACC Studios Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed December 11, 2015**
>   **File No. 333-207103**

Dear Mr. Jia:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

1.   We are unable to locate disclosure responsive to prior comment 12 and are reissuing this comment. Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Greg Wilkin, Esq.
       Novi & Wilkin